

SUNJOINED

2019 Report

Dear investors,

This past year has been great from a network perspective. We've grown our sourced by Sunjoined offerings and increased the number of active distributors in the network. Our farm network has taken a hit due to unfavorable market conditions last harvest season and the COVID-19 pandemic. We are still incredibly hopeful as we begin to find new revenue sources and opportunities. We appreciate all of the investors support and look forward to whay lies ahead.

We need your help!

Investors can become distributors. Becoming a distributor increases the amount of outlets for products sourced by Sunjoined farmers. It's really east to sign up. Sunjoined also provides education on how to set up an online store and the beginnings of digital marketing for the masses. Investors can also help by spreading our marketing materials through social media, to help our distributors move product.

Sincerely,

Lamar Wilson

Founder

Our Mission

In five years, Sunjoined aims to be the largest network of hemp farmers in the United States. We will also have the largest distributed network of individual distributors of hemp related products on Earth.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Developed products sourced from Sunjoiend Farmers.
- Added two more brands to the offering of Sourced by Sunjoined products.
- Created the foundation for a healthy distribution network.

The Bad

- COVID-19 halted many of our Farm education Plans.
- Last years market conditions along with the pandemic, discouraged many farmers from wanting to grow hemp this season.
- Took a little longer to sell existing hemp materials due to oversupply in the hemp market.

2019 At a Glance

May 14 to December 31

$41,048	-$3,123	$9,124	$0	$182,949
Revenue	Net Loss	Short Term Debt	Raised in 2020	Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Sunjoined is a network of trusted hemp farmers. We plant, grow, harvest, process, sell, and distribute hemp materials and products.

In five years, Sunjoined aims to be the largest network of hemp farmers in the United States. We will also have the largest distributed network of individual distributors of hemp related products on Earth.

Milestones

Sunjoined LLC was incorporated in the State of Kentucky in May 2019.

Since then, we have:

- Our mission is to help family farmers make a living by growing hemp
- Our farmers are in 7 states, and our inquiries to join increase daily.
- In 3 months, 700+ people have signed up and shown interest in marketing and distributing hemp products with Sunjoined.
- CBD, one of hemp's products, is expected to reach $22B in market size by 2022.

- Lamar is former CEO for supply chain blockchain company. Investors: 500 Startups, Tim Draper, and Cross Cut Ventures. Hijro customers: JPMC + Wells Fargo
- Chief Grower Joel has 15+ years experience growing cannabis (hemp is cannabis plant), which will help our network farmers who are brand new to hemp
- Our parent company, Wilsondom raised over 100k+, to sponsor hemp farmers, from businesses from all over the US, in just a few months leading up to grow season

Historical Results of Operations

Our company was organized in May 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $41,048. Our gross margin was 37.28%.
- *Assets.* As of December 31, 2019, the Company had total assets of $236,570, including $182,949 in cash.
- *Net Loss.* The Company has had net losses of $3,123.48 for 2019.
- *Liabilities.* The Company's liabilties totaled $9,124 for 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 8 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Sunjoined LLC cash in hand is $182,949, as of December 2019. Over the last three months, revenues have averaged $13,667/month, cost of goods sold has averaged $10,190/month, and operational expenses have averaged $12,558/month, for an average burn rate of $9,081 per month. Our intent is to be profitable in 24 months.

Over the next year we will see a significant change in our revenue due to the harvesting, processing and distribution of Hemp based products. Due to Covid 19 sales have begun to slow and may take some time to recover, after quarantines are final.

Over the next 3-6 months our revenue should avg $15k per month with expenses staying around the $25k-$28k a month.

We do not have any other sources of capital at this time. We have not taken on any other debt.

Net Margin: -8% **Gross Margin: 37%** **Return on Assets: -1%** **Earnings per Share: $-Infinity** **Revenue per Employee: $41,048**

Cash to Assets: 77% **Revenue to Receivables: ~** **Debt Ratio: 4%**

Sunjoined_LLC_-_Combined.pdf

Sunjoined_LLC_Financial_Statements-_Reviewed.pdf

We ❤ Our 1089 Investors

Thank You For Believing In Us

Angela Green
Erlene Miller
Daryl Cruise
Patrick Malone
Cory Owens
Dan Ohlson
Terrance Montgomery
Spencer Durden
Etoy Ridgnal Tharpe
Marjernell Hickman
Dylan Nelson Phillips
Johnny Evans
Tania Leevers
Chris Campbell
Patrick O'Brien Boling
Barbara Ann Inman
Daniel Herrera
Keith Davis
Trae Heather
James Murphy
Travis Silman
Ron Pickett
Maurice Johnson
Christopher Webber
Tawana Rivers
Rick Brown
Norbert M. Scholz
Jermaine Fernandez
CarolAnn Jeffries
Peggy VanDeren
Terrence McCrary
Raymond Dixon
Steven Crain
La Sunda Washington
Aldiva Rubalcava
Sabb A Tine
Chase Marsh
Jean Milu Truesdale
Teresa Rynai Parks
Charles Roberts
Hugo Fortin
Dhaval Desai
Mary Brooks
Madilyn Frazier
Brent Smothers
Anthony Lee
Maria Singh
Shanet Oliver
Amiri Ross
Denia Channels
Jason Jackson
Aurora Orozco
Bill Bauck
Torrie D Gunn
Larissa Pompey
Christopher Webber
David Alexander
Tommy Dale Wagers
Mitch Wittmis
Mitchell J Garcia
Gerard Michael Kaizer
George E. Crown
David Toro
Justin Piazza
Craig Devon Brooks
Robert Tagtow
Zelda Rogers
Terry Lynn Johnson
Lawanda Marrero
Karesa Lea Potts
Gabriel Mosley
Carla I Napper
Khayree Jernigan
Angela Turpin

Tunisia Forbey
Positive Hemp Vibez LLC
Richard C Hixon
Janice Anderson
GOAL MINDZ LLC
Clifton D Jackson Sr
Pranee Young
Terence Marks
Keyla PARKER
Arneathia Brown
Hasmit Popat
Edie Parker
Michael L Bowser
Kenneth Smith
Jeffrey Miller
Joseph Bernard Forgue
Frederick Johnson
Nadja Green
Charles Brown
Casey Hall
Nakia L. Baker
Crystal Hill
Christopher J Reed
Erica Beache
Tina C Wilson
Felicia Vannostrand
Therese Parker
Philicere H. Jordan
Gerald Talley
Ty Ternet
Earl Keeler
Craig Lee
Romeu Bruno Filho
Jeffrey Manners
Bridgett Burroughs
Jeffrey Hulter
Rozalind Barnett
Charles Decino
Ian Buchii
Alice Thomas
David Davis
Melissa Lynn Matthews
Tiffany Joyner
Frank Priefler
Diana L Dorce
Charnelle Shephard
George Lee
Montriniki R Williams
Danyeal Thomas
Joan Rodriguez
Prime Time Trust
Sedley Henry
Crystal Hudson
Cavan Golson
Collette Ngante
Dennis Collins
James R. Spears
David Montross
Bobby Mumford
Phyllis Dent
Paul Forbang
Billy Myles
Randall Besse
Todd Bailey
Paolo Cascone
Theophilus D. McClellan
Sophia Hewitt-Bailey
Ronald Coulson D.C.
Alex Lebon
Jeremi Murray
Lincoln Williams
Cameron Constant
Dylan Gunn
Davender Bhardwaj

Tarrence Mack
Gaetan Ethan President
Larry Bennett
Alexander Clarence McInt...
Alexander Hay
Michael Fuqua
Kimberly Salmon
Donna Rosby
Elvis Edinge
Robert Bruno
Alexander Strange
Garry Reid Jr
Elizabeth. C. Fogarty
Kazsa Bridges
Jason M. Fields
Calvin Taylor
Erica Best
Rami Gharzeddine
Jamal Ingram
Jahdiah Davis Ramsey
Floyd Williams
Ivana Karamitsos
Janet Ra'Shadd
Dennis Williams
Wanda Wilson
Fred Houston
Rachel Ann Nelson
Barbara Carter
Charles W. Murdaugh
Vanessa Braxton
Kendra Emeruem
Carressa Nora Hutchinson
Arnold Sanders
Ashandra Joyell Camacho
Arcelia Love
Andre Rubang
Sean Erickson
Jabria Chambers Burroug...
David Lanfair
Karl Jackson
Anthony Hagen
Emile B Dyson
Gina Smith
Early Walker
Cyn Mormon
Tasha McCray
Le Juene Edwards Frost
Kim E. Jones
Linda Sanders
Myra Pitts
Linda Haluska
Kadian Lawrence
Felisa Tyler
Lorena Glenn O'Shaughne...
Jennifer Fluker
Calvin Thomas Adams
Stephen William WALLS
Russell Robinson
Kirk D Anderson
Shelley Tyler-Smith
Bobby D Chester
Lawanda Marrero
Roger J Leitner
Brett Sanders
Henry R Hague, III
Bradford Traywick
Janice C Mclean
Leisha Moultry
Crystal Denard Jr
Shawn Sorsby
Marquette H Magee
Marc A James
Tim Guthrie
Jason Young

Crystal Hawkins
Daemion Nooner
Jeremy Foxx
Shalory Sherman
Trashelle Jones
Dean Dahlgren
Melissa McKnight-Forney
Mikki Ennis
Stanley. Evans
Linda Henderson
Paul Saiz
Md Love Group 401 K PSP
David Martelle
Katina Dorsey
James Scearce
Ashok Sanghavi
Darlene McKenzie
Patricia Samuel
Darion Atkins
Tyree Allen
EMPERIAL LEGACIES
Shana W
Derek Talley
Melody Davenport Phillips
Nicole Pascal
Denise Sailes
Troy Green
Lee Scott
Kevin Hopper
Brenda Carlton Dixon
John R Carpenter
Diana Peter
Karen Maguire
Mitchell Miner
Negatha Wilson-Ardoin
Paul Aho
Maria Singh
Moe Fard
Shandria Draper
Charles Jones
Deborah Means
David Burman
Toni Burrus-Kinnes
La Tavyn Johnson
Felipe Andres Piedra
Nikki Hunter
Kymberli Lynom
Charles Morris
Emily Brown
Michelle Garcia
Fred Hudson
Michael Timchenko
Evans Leslie
Sean Parker
Marcelle BURNETT-DOUG...
Brad James Johnson
Vincent Carabillo
Jeremy Keefer
Andre' P. Fournier
Rich Lagattolla
Sarah Musselman
Rodney Scott
Sandra Lee Gookins
Edward Moen
Lucas DuMars
Rosie Kimmons
Elijah P Albert
Mike Barnett
Lloyd Hughes
Vanessa Sowell Skeeter
Dyncort Richards
Paulette Jones
Dentonio Worrell
Lora Jerdine_Bell

Ray Hghwer
Gwen G. Carter
Frederick Crawford
Stuart Watkins
Daniel Crayton
Rumae Gemstones
Terrence Denoyer
William H McGuire
Cedric Bland
Linda Henderson
Bradley Russell Kahl
Helen Cholewinski
Cedric Richard
Howard T. Jones
Thep Phoubandith
Richard D Smith
Erika Huerta-Garlington
Patricia Marks
Joe Kirby III
Vivian Y. Stuart
Carl Cornwell
Tre Baker
Katrina L Logan
Candice Dean
Edward Roop
James Washington
Sonja Allen
Latarika Young
Alan Young
Edward Cadle
La Marion Frazier
Patrick Walker
Marvin Tillman
Mike Raash
Annette Hamilton
Rahsaana Ison
Shirley Ellis
Mary Harrington
Joseph Britz
Kevin Klein
Dev Pollard
Paul Kentes
Vincent Frazier
Crystal L SIMS
Christina Maddox
Alan D Jones
Linda Burks
Cornelius Dewayne Broad...
Kimerly Floyd Barley
Vonda Simmons
Antoinette Bates
Joyce Bellamy
Matt Dowdney
Frank Williams
Vivian Gulley
Michael Light
Christopher Duhamel
Sarah S Pollak
Albert Jacque Ambrose ...
Eric DIXON
Anthony Nicolay
Maurice Orr
Mel Kimsey
Venture Realty Mangaem...
Paul Forbang
Michael Curiel
Leathia L. Williams
Randy Vance
Clemard Coakley
Pamela K. Ames
Anthony Adger
Martin Reid
Garvey Nurse
Jason Bryant

Lachionte Culpepper
Hope Offord-Powell
Norm Goody
John Archibald
Whitney Griffith
Will Lerner
Steven Wommack
Frank Gaertner
Celio Vasquez
Hamydoo Sy
Rita Bradley
Kennie Notto
James Scearce
Art Outler II
Dustin Fleming
Cynthia Hints
Jonas V. Butkus
Alicia McCalla
Stacie SAWYER
Tamika Jefferson
Shalonda Antoine
Johnny Piard
Jaron Dominic Pirtle
Shirley Brown
Glenda Humphrey George
Qwincy Houston
Brenzell Brewster
Carolyn Smith
Wade Brown
Ken Wood
Erinn Devers
Anthony Gianfrancesco
Christopher Welsher
Pathikrit Mukherjee
Mickey El
Franklyn Chamorro
Mike Rowan
Bryan Parks
Michael T Zinga
CarolAnn Jeffries
Trevor Ghylin
Gwendolyn Jones
Ken Gillespie
Stephanie Adams
Dexter Rose
Nicole Watson
Toya Gail Mag
Wayne M Beckford
Sharonnie Haywood
Ron Carpenter
Samantha Kemp
Anthony Veloso
Isaiah Joyce Jr
Julie Fulton Huerta
Tina D
Mondell G. Crosby
Alex Lebon
Eugene E Jones
Joseph D Lucarelli
Philemon Strahm
Morris Gelman
Harry S. Lombardo Jr.
Pamela G GREENE
Robert Thomson
Rodrigo Luna
David Dilday
Casey Cox
Renee Nicholson
Mychika Edwards
Tammy MILTON
Tangee Williams
Mi Mi Junius
Lillie Hall
Harry Elder

Robyn Atwell
Glenda Durst
Sheila Henriques
3 Some Chocolates
David Gillie
Ronald Cunningham
Lester Brazzel
Derek Talley
Jonathan Desouza
Brian Kight
Mark Love
Rhonda S Rookstool
Melvin Gatewood
Shanette Williams
Pam Isaac
Richard Garza
Rhonda Wilson
Penni Malloy-Harper
John R Hume
Meri Jewel Burr
Neil Edward Lunniss
Gayle Henry
Denise Sangster
Jason A Engerman
Ruben Hillar
Brian Franklin
Just Focus Johnson
Miguel Pardo
Mark Holderfield
Diana Lechin
Kanosha Vaughns
Wayne Zbytovsky
Tom Ohlson
Sana January
Rachel Rzepnicki
James Davis
Erick Doe
Karen Zinnerman
Geoff Emmel
Alice Lewis
Rita Alejandrez
Jacqueline IVEY
Tammy Thompson
David Wallace
Patrick Walker
John Henry Page Too
Roland Cucicea
Henry McCloud
Sandra Gibbons Lepinski
Kimberly S. Arrington
Leslie R. Cain-Teague
Jean Marlene Rogers
Brent Thomas
Chimmir Lane
La Sunda Washington
Nicholas C BORTON
Antonio Gonzalez
Sheila Sawyer
Wendy Jones
Terrence Pounds
Joseph P Brown Jr
Michael John Taylor
Joseph Craig
Mary Jo Hild
Erin Pender-Whorley
Cameron J. Figgins
Mikael Asplund
Larry Anderson
Lisa E. Fuqua
Robert White III
Bonnie Cannon
Peter H. Grimes
Michael Liles
Georgia Starrad

Cashelda Norman
Tamekia Martin
Carrol Barnes
Martha King
Stuart Russell
M Zinhagel
Marcus Thomas
Jerome Daniel Wiley
Blockchain Investor Grou...
Stacy Patillo
Lamont Christmas
Mary Grogan
Thomas J Cortese
Eric LUFFMAN
Musa Farah
Earl F Wagner
Richard Campbell
Terry J Atkinson
James Cooper Jr
O. Edwin Schupp
Nashika Jackson Ogilvie
Sheila Scott Brown
Tyson Graves
Priscilla Davis
Thadius Singletary
Scott Fields
Michael DeLaMater
Daniel Mitchell
Benedict Kekuewa
James Despenza
Ray H Raines
Michelle Alfonso
Bill Johnson
Katherine Lynn McIntosh
Peter Gebauer
Thomas Rizzo
Jordan Roque
Exenia Esquivel
Brenna Tanner
Carlton Langford
Shannon Coyle
Yalit Solano
Robert Shabazz
Douglas Lughas
Robert Donar
Brenda Yates
Randy Lieberman
Heather Mitchell
Charles Ritchie
Jason Powell
Marqus Myles
Bridgett Jones Smith
Sheila Waterman
Tonya Clarke
Joseph Manley
Buffy Simmonds
Bridget Bussey
Jacquel IVEY
Deborah Ball
Elaini Vance
Patricia Brooks
Gentry Lynn Fugate
Brian Cosby
Betty DYLES
Fran L. FISHER
Kenneth McRae
Kimberly Jones
Tracy Morton
Carol Ruffin
Dorothy & Cedric Patters...
Lindsey E. Garner
Barbara JONES
Cherri Taylor
Mayra Diaz
William Koonce
Diamond Shirley
Shaunnette Harrison
Valerie Williams
Hilda Thompson
James Berkel
Lee Lacy
Aurora Rodriquez

Rashaud Imaun
Yolanda Allen
Zuberi Olushola
Dorothy Condry
Elizabeth Collie
Karen Baker
Frank A. Jones
Lynette Johnson
Darlene Nazaire
Brian WILSON
Karen Davis
Alfonso Williams
Frank Reymer
Morena G HAUSER
Carson Cox
Krista and Gary Holland
Peter Kapustynski
Adrienne Johnson
Richard Harris
Lewis Goldsmith
Michael Barabash
Valeria King
Keith Holliday
Michelle Alexander
Willie Carnel Irby
Melissa Guillaume-Thomas
Jarrod Lippi
Maurice Rigaud
Christiana Udofia
Gaetan Ethan President
Jonathon Marshall
Henry B Varner Jr
Francesco Pochiro
Shawn Serrault
Niko Sanders-Mann
Shawn Francois
Patrick Sullivan
Maurice Perry
Narek Mkrtumyan
Kathleen Arnold
Teresa Dedman
Tanya Crawford
AmyLynn Morris
John Jamerson
Ifeanyichukwu Okeke
Stephen F Gajowski
Cutrophia Erika Harkless
Patrick Hager
Daniel Ruppert
Mauricio Lillo
David Wimmer
Yonelle Lee
Tysheika Brown
Mario M Teel Jr.
Joseph Manley
Octavia Heard
Raquel Beckford
Cheryl Spigner
La Verne Ellis
Tracy Gaines
Charmaine Washington
Lemuel Cyrus Yates
Joenathas Volel
Elvies Atomah
Cherese Coombs
Tracy Scott
R. Thorne
Anthony Miller
Verona Bacon
Charles Carlies
Jamaica Wilson
Oletha Walker
Marian Dubar
Seth Crapp
Paul Yarger
Carol Jacobi-Sackeyfio
Derek Gorham
Bruce W Sava
Jason Carter
Curtis Johnson
Tamika Christopher
Demond Roberson

Angela Payne
Arturo Barnes
Anita Callaway
Jared Kramberg
Emmanuel Solomon
Stephen Flemming
Prentice OSBORNE
Bigi South LLC.
Derek LOMAX
Kyle Burleigh
Brenda Manns
James L. Wolfrey
Gerald F. Morel
Frederick Moore
Jack C SAUERBREY
Ronald Fredey
Erwin Paul G. Senoren
Estelle Williams
Donna Boyland-Cheatom
Tracey Grant
Steven Gerald Pierre
Kerri Plumbo
Thomas F Jones
Aussie Made Curtains
Scott Lobato
David Love
Sabrina White
Mike Chapman
Ominique Garner
Robert Lee
Julian Fiatoa
Alisa Vandenberg
Ansel Floy
Lawrence Eubanks III
Nfor Tankfu NCHANJI
John V Nicholson
Charlene Curtis
Latina Sabb
Reginald Hardy
Joseph A. Grice
Jesse Medina
Hawoly Diop
Charles L Roseboro
Tonya Baker
Luigi Pepe
Edward A Soblotne
Romaine Hanson
Michael Fink
Stephen H Quinn Jr
Mariela Garcia-Colberg
Dwaina Garrett
Sharon Watts
Raulina Simango
Margie Taylor
Pamela Pruitt-Green
Cynthia Hankins
Natashi Williams
Brian Johnson
Robert Williamson
Helen Ford
Eddie Bell
Beverly D Brooks
Osvaldo Freire Fonseca
Blaise Dittmer
Khalilah Taylor
New Era Marketing Grou...
Phyllis D. Fuller
Willie Mae Lane
Estelle Seals
Kolby FISHER
Jarcelyn K Dorsey
Richard Hoagland
Linda Otterbridge
Andre Redding
Andre W Lee
Karmella Cain
Leo Little
Denise H. Miller
Genice Norman
Dakota Willhite
De Anna Middlebrooks
Valeria Artopee

Parris Taylor
Glovelle Pratt
Tiffany Cohen
Cheryl Satterfield
Edward A Soblotne
Alysia Rose Verdell
Terrance Bates
Shirley Holmes
Shanna Scott
Slavko Ljubinkovic
Rod Ciocho
Stanley Miller
Darrell Sigmon
Douglas Blum
Michael Sayles Jr
Martha J. Rose
Demond Roberson
Ken Dyer
Johnny A. Espinoza
Nicholas Sanders
Shana Pierre
Michael Fioretti
Rudolph Headley-El
Timothy Cottrell
Gwendolyn L Bell
Christopher Joseph Flood
Terry Surratt
Dawn Beckley
Kenny Johnson
Michael Rowley
Minh T. Ho
Willie Abraham
Andrea White
Lin Shearer
Webster Farrow
Gregory Neal Williams
Theresa Gailliard
Frederick Bates
Carl Looney
Apsl Investments LLC
Nathan Strome
Brandon Andrews El
Narek Mkrtumyan
Judah Greenberg
Lucious Jones
Derrick Leon Rayford
Jeneia Gibson
Cassandra Marcelus
Carol Ging
Valerie Artopee
Sanedria Potter
Antonio Thomas
Regiah Cosey
Marie Constant
Patrice Blountt
Michael Anderson
Lucretia P Martin
Jacqueline Hayes
Lynnette Lr Powell
Gertrude Huffman
Anthony Parrish
Andrea Oliver
Dale Pittman
Kenneth DePaul
Desreen Harris-Calvert
Sedrick Jackson
Meka EL
James Boyce
Adam Leitman
Kevin Welch
Sinclair Skinner
Fallon Davis
Nakisha Grey
Angela Andrew
Cynthia J Sherman
Dawn THOMAS
Michelle Moore
Kimberly Ford
Kirkland Henry
Scott Garlock
Jessica Harris
Celeste Lomax

Jamie Jones
Tangia Smikle
Stephen Wilson
Doug Scott
Hugh Collins
Nai Thao
Cynthia L Bowman
Bigi EAST
Tyrone Smith
Grady Reed
Patrick Faustin
James HEATH
Hamilton Tyler
Jo Smith
Gloria Su
Brian Lallement
Doreen A Lucas
Rita M Rogers
Kathryn Washington
Rajneesh Mehra
Stephen F Gajowski
Spring95 Investments, LLC
Lisa Dee
Alice Marie Anaya
Tyree Whitaker
Sanjeev Munjal
Marquis T. Woods
Vic Sandusky
Andre Louis
Sherry Everett
Felicia Burke
Guenadi Jilevski
Patricia Osbourn
Linda Goss
Ne Shea Jones Rojas
Darryl Rodgers
Kori Owen
Jacqueline Hayes
Sally Dennis
Vinay S
Rinc Allen Burgmon II
Kevin Lawrence
Maurice Perry
Peter Figueroa Rodriguez
Carmenletia Anderson
Erik Hansen
Mia Johnson
Jose Luis Molinares
Ismael Toribio
Veda Fisher Kennedy
Rashawnda Mathis
LaKecia Carstarphen
Rehginae Cosey
Johnitta Clemons
Jasmine Flournoy
Vondaleah Doane
Portia MUCHI
Cameron Constant
Dolores Johnson
Kimberly Liefer
Cheryl Thomas
Gwendolyn Crockran
Rashan Jones
Selina Plair
Marqel Armani Lee
Shannon Holman
Caron Grantham
Devon Berry
Michelle Howard
Naim Harrison
Mo Wright
Sedric Webber
Sean Smooth
Klintania Nash
Shahin Hightower-Dyson
Marissa Roberts
Mike Steinmetz
Terra Durham
April Hawkins
Gigi Bradley
Amanda Denise Flood

Naradah Tisdel
Carris Crawford
Teresa Gulley
Daniel Weller
Cecil Rodgers
Ronald Fernando
Cj Middleton
Bigi WEST LLC.
William Robbins
Arlene Eckert
Paulette Jones
Penola Leslie
Anuswiya Gurung
Thomas Huebschen
Curtis Callaway
Cj Carter
Michael Teske
Angelo L Gonzalez
Sebastian Bedoya
Jack R. Millikan
Aurora Rodriquez
Joye Raimey
Marvin Young
Spencer Kolb
Kenneth George Skinner
Tanya Kasprick
Gerry Van Dyke
Tae K. Kim
Alfred Edwards
Jacob Hoey
Marian Ward
Leia Osbourne
Mark Barilleaux
Erik Hansen
Laurence Ruth Mangho Yi...
William Polier
Josh Colenda
Eric Nelson
Roosevelt Scott
Sherry Spiller
Drew Allen
Andrea R. Baker
Harry Elder
Joyce Dinyar
Thomas Addison IV
William J. Huddleston
Alicia T. Reaves
Patrick Whitted
Osyrus Kimathi
Brian K Patterson
Kenyatta Malcom
Monisha Mapp
La Tanya Cosey
Bgm Investments Inc
Lorraine Dupree
Annamarie Bolds
Ahmad Banat
Nicholas Barry
Juanita H Beasley
Jennifer Scott
Jonathan Marsland
Laverne Hugine
La Shanna J. Croix
Danny Cotner
Yvette Johnson
Taib Ibrahim
Anthony Sims
Wendy W. Beckett
Spolinsky Jacox
Shavay Vander
Kilmer P Fisher Jr
Gina Dickens
Deacqueline Bell
Rhegess Perry
Robert Moran
Kenton Questelles
Kevin Williams
Zakiyyah Walker
Daniel Holliday
Maggie Allen
Thomas Lee

Michael Lyons
Lawrence Lewis
Brooklyn Brown-Northrup
Richard Telson
Keith Manns
Jonathan Bush
Tasha Norfleet
Blockchain Investor Grou...
Angela Brown
Jason OByrne
Kenn Jn Baptiste
Jeff Kiefer
Shaun Lenet
Michael Black
Don Randall Ziss
Jovialle Mitchell
Sharon Shemtov
Le Roy Williams Jr
Kevin Moore
Lj Van Den Heever
Matthew Piche
Justin Maretta Huntington
Thelma Majette
Cornita Pinchinat
Noel Hammill
May Aguilar
Andrew Kestler
Walter Mueller
Erin Doyle
Sylvia Baker
Napoleon Velasquez
Jeffrey Lynn Yakle
Steven Kuc
Suzanna R Barreras
Randi Rubin
Kionah Lynom
Derrick Leon Rayford
Thomas Williams
Cassandra Smith
Vensentina DIMEK
Shane Gormany
Ronald Acosta
Bigi EAST
Michael Enright
Kyle J Thomas
Shurlan Homer
Rene Crawford
Kevin Avery
Victoria Kennedy
Jason Corteguera
Jamila Hammond
Jackie Beard
Ravien Trimble
Britney Boyde
Jerrod Biglow
Michael Gaines
Jordan Rosedahl
Carolyn Miles
Michael A Hynes
Patricia MALBROUGH
Hazvinei Gwendolene Chi...
Melvin Kestner
Monica Wallingford
Jo Demol
Jamal Narcisse
Maya Green
Diane Daniels
Jamar Speight
Robert Apodaca
Stacey Anderson
Kathy Jenkins
Pauline D Suttle
Don Hardison
Darryl Waterbury
Eric Beasley
Allan Levesque
Teia Smith
Robin L Walker-Cameron
Leslie White
Constance King/Curtis Gri...
Marian Ward

Thank You!

From the Sunjoined Team



Lamar Wilson
Founder



Joel Williams
Master Grower

Over 30 years farming. 15 years growing cannabis, Kashta is a veteran farmer and cannabis expert.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Lamar Wilson	CEO @ Sunjoined LLC	2019

Officers

OFFICER	TITLE	JOINED
Lamar Wilson	Managing Member	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Lamar Wilson	Membership Interests	51.0%
Wilsondom LLC	Member Units	49.0%

Past Equity Fundraises

None.

Outstanding Debts

None.

Related Party Transactions

Name	Sunjoined Grow Fund 1
Amount Invested	$104,000
Transaction type	Other
Issued	04/19/2019
Relationship	Manager

Sunjoined Grow Fund 1 is a Joint Venture comprised of five entities, including primary voting member Wilsondom, LLC. Wilsondom has brought together other joint venturers to sponsor hemp farmers in multiple states. Lamar Wilson personally owns more than 20% in two of the Joint Venture parties, one of which is Wilsondom, LLC. The joint venture is not included in the newly created, Sunjoined LLC. Hemp materials grown from this joint venture may be available to Sunjoined LLC because of the the relationship with Wilsondom LLC.

Sunjoined Grow Fund 1 LLC, is a Kentucky llc created to manage the farms on behalf of the Joint Venture. It is managed by Wilsondom, LLC.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Farming is a risky endeavor. Due to risks, like natural disasters, drought, pest, disease and fire; farming any crop is left up to nature. Therefore there is no guarantee that the crop will even make it to harvest. Usually agricultural crops have access to insurance products that help mitigate these risks. With Industrial Hemp, insurance products have been delayed due to the recent signing of the 2018 Farm Bill.

Sunjoined's continued distribution will rely on a series of applications being built to facilitate the business. The CEO, Lamar Wilson, has over 10 years experience creating enterprise applications for organizations but building a technical team can be difficult, especially remotely. Because technology is a huge part of the success of Sunjoined, there is a risk involved with making sure the tech is executed in a timely matter.

The FDA hasn't taken a definitive stance on natural CBD being safe for food products. Because of that many states have followed suit and have taken a wait and see approach to allowing CBD infused food. Until the FDA takes a stance there is risk that the demand for CBD may not hit the speculated national demand.

Industrial Hemp is categorized, in most states, as cannabis with less than .3% THC. Environmental differences, harvest timing, and risky seeds or propagules could cause cultivated crops to be destroyed in most state programs. If the crop "runs hot" then a farmer could lose their entire investment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

CBD is a naturally occurring compound found in hemp that has been known to help with many ailments, including but not limited to insomnia and inflammation. Even though there are many people who share anecdotal evidence of its benefits, several government organizations are looking to add more regulation to the industry. This could create limitations or bans on one of the most demanded byproducts of hemp cultivation and processing.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the articles of organization for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Units , Investors may receive a number of Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Sunjoined LLC

- Kentucky Limited Liability Company
- Organized May 2019
- 1 employees

110 W Vine St
Lexington KY 40507

http://sunjoined.com

Business Description

Refer to the Sunjoined profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Sunjoined is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile
Jobs
Press
Blog
Charter

Investors

Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders

Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello

hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/sunjoined/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*